Filed Pursuant to Rule 425 of the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                                                       Filer: Dime Bancorp, Inc.
                                             Subject Company: Dime Bancorp, Inc.
                          Dime Bancorp, Inc. Exchange Act File Number: 001-13094



FOR IMMEDIATE RELEASE

               DELAWARE COURT REJECTS NORTH FORK'S REQUEST FOR AN
                                EXPEDITED HEARING


NEW YORK - April 7, 2000 -Dime Bancorp, Inc. (NYSE: DME) announced today that the Delaware Chancery Court has rejected North Fork Bancorp's (NYSE: NFB) request for an expedited discovery and trial on the merits of the complaint North Fork filed against Dime on March 6, 2000. This decision follows on the heels of the New York State Supreme Court's ruling Wednesday, which placed a preliminary injunction on Salomon Smith Barney, Inc. to bar them from advising North Fork in their hostile bid for Dime. Dime said that it was pleased with this latest setback for North Fork.

The Dime Savings Bank of New York, FSB (www.dime.com), is a regional bank currently serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage-banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

Investors are urged to read Dime and Hudson's proxy statement/prospectus and any amendments or supplements when they become available, as well as any solicitation/recommendation statement that may be filed by Dime, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain a free copy of them at the SEC's Internet web site at www.sec.gov. These documents may also be obtained for free from Dime by directing such requests to: Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, New York, telephone: (212) 326-6170, or Innisfree M&A Incorporated at 1-888-750-5834.

Dime, its directors and executive officers and certain other persons may be deemed "participants" in any solicitation of proxies from Dime stockholders. Information regarding the participants in any solicitation is contained in a statement on Schedule 14A filed by Dime with the SEC on March 22, 2000.

                                      # # #
CONTACT:
Dime Bancorp, Inc., New York                Abernathy MacGregor Group, New York
Franklin Wright                             Mike Pascale/Rhonda Barnat
212/326-6170                                212/371-5999